UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      SOURCE INTERLINK COMPANIES, INC.
------------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 836151209
         --------------------------------------------------------
                               (CUSIP Number)

                             STEVEN B. KLINSKY
                         NEW MOUNTAIN VANTAGE, L.P.
                       787 SEVENTH AVENUE, 49TH FLOOR
                             NEW YORK, NY 10019
                               (212) 720-0300

                                 Copies to:

                             STUART H. GELFOND
                FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP
                             ONE NEW YORK PLAZA
                          NEW YORK, NY 10004-1980
                               (212) 859-8000

         --------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               MARCH 2, 2006

         --------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

------------------------------                  ----------------------------
  CUSIP NO. 836151209                               Page 2 of 14 Pages
------------------------------                  ----------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                 NEW MOUNTAIN VANTAGE GP, L.L.C.
------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [  ]
                                                                     (b) [  ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         AF
------------------------------------------------------------------------------
    5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                          [  ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE OF ORGANIZATION
                 DELAWARE
------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              1,585,200
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            1,585,200
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,585,200
------------------------------------------------------------------------------
      12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                          [  ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 3.1%
------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 OO
------------------------------------------------------------------------------

                                SCHEDULE 13D

------------------------------                  ----------------------------
  CUSIP NO. 836151209                               Page 3 of 14 Pages
------------------------------                  ----------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                 NEW MOUNTAIN VANTAGE, L.P.
------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [  ]
                                                                     (b) [  ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         WC
------------------------------------------------------------------------------
    5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                          [  ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE OF ORGANIZATION
                 DELAWARE
------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              696,400
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            696,400
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 696,400
------------------------------------------------------------------------------
      12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                          [  ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.4%
------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 PN
------------------------------------------------------------------------------

                                SCHEDULE 13D

------------------------------                  ----------------------------
  CUSIP NO. 836151209                               Page 4 of 14 Pages
------------------------------                  ----------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                 NEW MOUNTAIN VANTAGE (CALIFORNIA), L.P.
------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [  ]
                                                                     (b) [  ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         WC
------------------------------------------------------------------------------
    5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                          [  ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE OF ORGANIZATION
                 DELAWARE
------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              888,800
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            888,800
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 888,800
------------------------------------------------------------------------------
      12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                          [  ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.7%

------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 PN

------------------------------------------------------------------------------

                                SCHEDULE 13D

------------------------------                  ----------------------------
  CUSIP NO. 836151209                               Page 5 of 14 Pages
------------------------------                  ----------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                 NEW MOUNTAIN VANTAGE ADVISORS, L.L.C.
------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [  ]
                                                                     (b) [  ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         AF
------------------------------------------------------------------------------
    5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                          [  ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE OF ORGANIZATION
                 DELAWARE
------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              3,284,000
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            3,284,000
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 3,284,000
------------------------------------------------------------------------------
      12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                          [  ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 6.4%
------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 OO
------------------------------------------------------------------------------

                                SCHEDULE 13D

------------------------------                  ----------------------------
  CUSIP NO. 836151209                               Page 6 of 14 Pages
------------------------------                  ----------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                 NEW MOUNTAIN VANTAGE (CAYMAN) LTD.
------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [  ]
                                                                     (b) [  ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         WC
------------------------------------------------------------------------------
    5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                          [  ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE OF ORGANIZATION
                 CAYMAN ISLANDS
------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              1,698,800
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            1,698,800
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,698,800
------------------------------------------------------------------------------
      12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                          [  ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 3.3%
------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 CO
------------------------------------------------------------------------------

                                SCHEDULE 13D

------------------------------                  ----------------------------
  CUSIP NO. 836151209                               Page 7 of 14 Pages
------------------------------                  ----------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                 NEW MOUNTAIN VANTAGE HOLDCO LTD.
------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [  ]
                                                                     (b) [  ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         WC
------------------------------------------------------------------------------
    5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                          [  ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE OF ORGANIZATION
                 CAYMAN ISLANDS
------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              1,698,800
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            1,698,800
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,698,800
------------------------------------------------------------------------------
      12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                          [  ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 3.3%
------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 CO
------------------------------------------------------------------------------

                                SCHEDULE 13D

------------------------------                  ----------------------------
  CUSIP NO. 836151209                               Page 8 of 14 Pages
------------------------------                  ----------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                 STEVEN B. KLINSKY
------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [  ]
                                                                     (b) [  ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         AF, PF
------------------------------------------------------------------------------
    5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                          [  ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE OF ORGANIZATION
                 UNITED STATES OF AMERICA
------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              3,284,000
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            3,284,000
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 3,284,000
------------------------------------------------------------------------------
      12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                          [  ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 6.4%
------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 IN
------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D ("Statement") relates to the common stock, par value $0.01 per share ("Common Stock"), of Source Interlink Companies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 27500 Riverview Center Blvd, Bonita Springs, Florida 34134.

ITEM 2. IDENTITY AND BACKGROUND

     (a) - (c) AND (f). This Statement is filed by New Mountain Vantage GP, L.L.C., a Delaware limited liability company ("Vantage GP"), New Mountain Vantage, L.P., a Delaware limited partnership ("NMV"), New Mountain Vantage (California), L.P., a Delaware limited partnership ("NMVC"), New Mountain Vantage Advisors, L.L.C., a Delaware limited liability company ("NMV Advisors"), New Mountain Vantage (Cayman) Ltd., a Cayman Islands exempt limited company ("NMV Offshore"), New Mountain Vantage HoldCo Ltd., a Cayman Islands exempt limited company ("NMV Offshore HoldCo", NMV Offshore HoldCo, together with NMV and NMVC, the "Purchasers"), and Steven B. Klinsky (collectively, the "Reporting Persons").(1)


-------------------------
(1) Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.


     Vantage GP is the general partner of NMV and NMVC, and is principally engaged in the business of serving as NMV's and NMVC's general partner. NMV Offshore is the sole member of NMV Offshore HoldCo and NMV Offshore HoldCo was formed to hold securities on behalf of NMV Offshore. NMV Advisors serves as the investment advisor and manager of each of NMV, NMVC and NMV Offshore and is principally engaged in the business of managing NMV, NMVC and NMV Offshore.

     Each of NMV, NMVC and NMV Offshore was formed to seek long-term capital appreciation primarily through investments in publicly traded equity securities of companies whose equity securities are listed primarily on a U.S. securities exchange.

     Steven B. Klinsky is the sole managing member of Vantage GP and the sole member of NMV Advisors. Mr. Klinsky is engaged principally in the business of serving as the sole managing member of Vantage GP and the sole member of NMV Advisors and as the Chief Executive Officer and managing member of New Mountain Capital, LLC, a Delaware limited liability company which is principally engaged in managing private equity funds. Mr. Klinsky is a citizen of the United States of America.

     The principal business address of each of the Reporting Persons (other than NMV Offshore and NMV Offshore HoldCo) is 787 Seventh Avenue, 49th Floor, New York, NY 10019. The principal business address of each of NMV Offshore and NMV Offshore HoldCo is c/o Walkers SPV Limited, PO Box 908GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.

     The Reporting Persons have entered into a joint filing agreement, dated as of March 13, 2006, a copy of which is attached to this Statement as Exhibit 99.1.

     (d) - (e). None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate purchase price of the 3,284,000 shares of Common Stock owned by the Purchasers is $36,386,483, including brokerage commissions. The shares of Common Stock owned by Purchasers were acquired with working capital.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons purchased the shares of Common Stock based on the Reporting Persons' belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity. In light of the Issuer's announcement on March 2, 2006, which occurred after the time at which the Reporting Persons became a 5% stockholder of the Issuer and accordingly became obligated to file this Statement, that it has commenced a process to evaluate strategic alternatives, the Reporting Persons intend to discuss with the Issuer's management, board of directors, its significant stockholder and/or its advisors the process of evaluating strategic alternatives and matters related thereto.

     Except as set forth in this Statement, the Reporting Persons have no present plans or proposals that relate to or would result in any transaction, event or action described in paragraphs (a) through (j) of
Item 4 of the form of Schedule 13D promulgated under the Act.

     Each of the Reporting Persons is engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. From time to time, one or more of such members may hold discussions with third parties, the management of such companies or the board of directors of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing stockholder value. Each of the Reporting Persons reserves the right, in light of its continuing analysis and discussions as described above and its ongoing evaluation of the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, and without limiting the generality of the foregoing, any one or more of the Reporting Persons (and their respective affiliates) may purchase additional shares of Common Stock or other securities of the Issuer or may sell or transfer shares of Common Stock or other securities of the Issuer in public or private transactions, may distribute Common Stock or other securities of the Issuer in-kind to their partners or member, as applicable, may seek board representation, may make proposals concerning changes to the operations, management or capital structure of the Issuer, may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Common Stock or other securities, and/or may take any other action that might result in any transaction, event or action described in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the transactions by the Securities Act or other applicable law.

     Except as described in this Statement and except for arrangements between and among the Reporting Persons, none of the Reporting Persons has any contracts, agreements, arrangements, understandings or relationships with any other person or entity for the purpose of acquiring, holding, voting or disposing of any shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a). The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 51,412,311 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended October 31, 2005, as filed with the Securities and Exchange Commission on December 12, 2005.

     As of the close of business on March 10, 2006, Mr. Klinsky and NMV Advisors may be deemed to beneficially own an aggregate of 3,284,000 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC and NMV Offshore representing, in the aggregate, approximately 6.4% of the issued and outstanding shares of Common Stock. Mr. Klinsky and NMV Advisors disclaim beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC and NMV Offshore, to the extent that partnership interests in NMV, NMVC and NMV Offshore are held by persons other than Mr. Klinsky.

     As of the close of business on March 10, 2006, Vantage GP may be deemed to beneficially own an aggregate of 1,585,200 shares of Common Stock that may be deemed to be beneficially owned by NMV and NMVC representing, in the aggregate, approximately 3.1% of the issued and outstanding shares of Common Stock. Vantage GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV and NMVC to the extent that partnership interests in NMV and NMVC are held by persons other than Vantage GP.

     As of the close of business on March 10, 2006, NMV Offshore may be deemed to beneficially own an aggregate of 1,698,800 shares of Common Stock that may be deemed to be beneficially owned by NMV Offshore HoldCo, representing approximately 3.3% of the issued and outstanding shares of Common Stock.

     As of the close of business on March 10, 2006, (i) NMV may be deemed to beneficially own an aggregate of 696,400 shares of Common Stock, representing approximately 1.4% of the issued and outstanding shares of Common Stock, (ii) NMVC may be deemed to beneficially own an aggregate of 888,800 shares of Common Stock, representing approximately 1.7% of the issued and outstanding shares of Common Stock and (iii) NMV Offshore HoldCo may be deemed to beneficially own an aggregate of 1,698,800 shares of Common Stock, representing approximately 3.3% of the issued and outstanding shares of Common Stock.

     (b). Each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock that the Reporting Person may be deemed to beneficially own as described above.

     (c). Schedule A annexed hereto lists all transactions in the shares of Common Stock during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.

     (d). No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.

     (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99.1    Joint Filing Agreement, dated March 13, 2006.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 13, 2006

                                     NEW MOUNTAIN VANTAGE GP, L.L.C.

                                     By:    /s/ Steven B. Klinsky
                                         ----------------------------
                                          Steven B. Klinsky
                                          Managing Member


                                     NEW MOUNTAIN VANTAGE, L.P.

                                     By:  New Mountain Vantage GP, L.L.C.,
                                          its general partner

                                     By:    /s/ Steven B. Klinsky
                                         ----------------------------
                                          Steven B. Klinsky
                                          Managing Member


                                     NEW MOUNTAIN VANTAGE (CALIFORNIA), L.P.

                                     By:  New Mountain Vantage GP, L.L.C.,
                                          its general partner

                                     By:    /s/ Steven B. Klinsky
                                         ----------------------------
                                          Steven B. Klinsky
                                          Managing Member


                                     NEW MOUNTAIN VANTAGE ADVISORS, L.L.C.

                                     By:    /s/ Steven B. Klinsky
                                         ----------------------------
                                          Steven B. Klinsky
                                          Managing Member


                                     NEW MOUNTAIN VANTAGE (CAYMAN) LTD.

                                     By:    /s/ Steven B. Klinsky
                                         ----------------------------
                                          Steven B. Klinsky
                                          Director


                                     NEW MOUNTAIN VANTAGE HOLDCO LTD.

                                     By:    /s/ Steven B. Klinsky
                                         ----------------------------
                                          Steven B. Klinsky
                                          Director

                                     By:    /s/ Steven B. Klinsky
                                         ----------------------------
                                            Steven B. Klinsky

                                       SCHEDULE A
                 TRANSACTIONS IN THE PAST SIXTY DAYS BY THE PURCHASERS

                                          NMV

------------------------- --------------------------------------- -------------------------------
          Date               Shares of Common Stock Purchased      Approximate Price per Share
                                                                    (inclusive of commissions)
------------------------- --------------------------------------- -------------------------------
       1/12/2006                          53,100                              $11.46
------------------------- --------------------------------------- -------------------------------
       1/12/2006                          28,700                              $11.45
------------------------- --------------------------------------- -------------------------------
       1/13/2006                          19,100                              $11.38
------------------------- --------------------------------------- -------------------------------
       1/17/2006                          49,500                              $11.31
------------------------- --------------------------------------- -------------------------------
       1/18/2006                          12,500                              $11.18
------------------------- --------------------------------------- -------------------------------
       1/19/2006                          21,900                              $11.31
------------------------- --------------------------------------- -------------------------------
       1/20/2006                          19,100                              $11.02
------------------------- --------------------------------------- -------------------------------
       1/27/2006                          8,600                               $11.49
------------------------- --------------------------------------- -------------------------------
       1/30/2006                          8,800                               $11.32
------------------------- --------------------------------------- -------------------------------
       1/31/2006                          17,200                              $11.21
------------------------- --------------------------------------- -------------------------------
        2/1/2006                          4,300                               $11.27
------------------------- --------------------------------------- -------------------------------
        2/2/2006                          12,800                              $11.35
------------------------- --------------------------------------- -------------------------------
        2/3/2006                          16,800                              $11.31
------------------------- --------------------------------------- -------------------------------
        2/6/2006                          3,000                               $11.25
------------------------- --------------------------------------- -------------------------------
        2/7/2006                          6,100                               $11.29
------------------------- --------------------------------------- -------------------------------
        2/8/2006                          6,100                               $11.43
------------------------- --------------------------------------- -------------------------------
        2/9/2006                          13,100                              $11.36
------------------------- --------------------------------------- -------------------------------
       2/10/2006                          25,000                              $11.12
------------------------- --------------------------------------- -------------------------------
       2/13/2006                          22,800                              $10.99
------------------------- --------------------------------------- -------------------------------
       2/14/2006                          7,500                               $10.95
------------------------- --------------------------------------- -------------------------------
       2/15/2006                           500                                $11.03
------------------------- --------------------------------------- -------------------------------
       2/22/2006                          16,700                              $11.22
------------------------- --------------------------------------- -------------------------------
       2/23/2006                          24,900                              $10.83
------------------------- --------------------------------------- -------------------------------
       2/24/2006                          45,700                              $10.62
------------------------- --------------------------------------- -------------------------------
        3/2/2006                          16,700                              $10.05
------------------------- --------------------------------------- -------------------------------
        3/3/2006                          22,100                              $10.86
------------------------- --------------------------------------- -------------------------------
        3/3/2006                          86,500                              $10.84
------------------------- --------------------------------------- -------------------------------
        3/6/2006                          33,900                              $10.74
------------------------- --------------------------------------- -------------------------------
        3/7/2006                          11,100                              $10.50
------------------------- --------------------------------------- -------------------------------

                                           NMVC

------------------------- --------------------------------------- -------------------------------
          Date               Shares of Common Stock Purchased      Approximate Price per Share
                                                                    (inclusive of commissions)
------------------------- --------------------------------------- -------------------------------
       1/12/2006                          51,400                              $11.45
------------------------- --------------------------------------- -------------------------------
       1/13/2006                          34,200                              $11.38
------------------------- --------------------------------------- -------------------------------
       1/17/2006                          88,700                              $11.31
------------------------- --------------------------------------- -------------------------------
       1/18/2006                          22,300                              $11.18
------------------------- --------------------------------------- -------------------------------
       1/19/2006                          39,200                              $11.31
------------------------- --------------------------------------- -------------------------------
       1/20/2006                          34,100                              $11.02
------------------------- --------------------------------------- -------------------------------
       1/27/2006                          17,100                              $11.49
------------------------- --------------------------------------- -------------------------------
       1/30/2006                          17,400                              $11.32
------------------------- --------------------------------------- -------------------------------
       1/31/2006                          34,100                              $11.21
------------------------- --------------------------------------- -------------------------------
        2/1/2006                          8,500                               $11.27
------------------------- --------------------------------------- -------------------------------
       2/14/2006                          10,300                              $10.95
------------------------- --------------------------------------- -------------------------------
       2/15/2006                           800                                $11.03
------------------------- --------------------------------------- -------------------------------
       2/22/2006                          23,000                              $11.22
------------------------- --------------------------------------- -------------------------------
       2/23/2006                          34,200                              $10.83
------------------------- --------------------------------------- -------------------------------
       2/24/2006                          62,800                              $10.62
------------------------- --------------------------------------- -------------------------------
        3/3/2006                         110,500                              $10.84
------------------------- --------------------------------------- -------------------------------
        3/6/2006                          43,200                              $10.74
------------------------- --------------------------------------- -------------------------------
        3/7/2006                          14,100                              $10.50
------------------------- --------------------------------------- -------------------------------

                                       NMV Offshore HoldCo

------------------------- --------------------------------------- -------------------------------
          Date               Shares of Common Stock Purchased      Approximate Price per Share
                                                                    (inclusive of commissions)
------------------------- --------------------------------------- -------------------------------
       1/12/2006                          70,300                              $11.45
------------------------- --------------------------------------- -------------------------------
       1/13/2006                          46,700                              $11.38
------------------------- --------------------------------------- -------------------------------
       1/17/2006                         121,800                              $11.31
------------------------- --------------------------------------- -------------------------------
       1/18/2006                          30,600                              $11.18
------------------------- --------------------------------------- -------------------------------
       1/19/2006                          53,900                              $11.31
------------------------- --------------------------------------- -------------------------------
       1/20/2006                          46,800                              $11.02
------------------------- --------------------------------------- -------------------------------
       1/27/2006                          24,300                              $11.49
------------------------- --------------------------------------- -------------------------------
       1/30/2006                          24,900                              $11.32
------------------------- --------------------------------------- -------------------------------
       1/31/2006                          48,700                              $11.21
------------------------- --------------------------------------- -------------------------------
        2/1/2006                          12,200                              $11.27
------------------------- --------------------------------------- -------------------------------
        2/2/2006                          29,400                              $11.35
------------------------- --------------------------------------- -------------------------------
        2/3/2006                          38,200                              $11.31
------------------------- --------------------------------------- -------------------------------
        2/6/2006                          7,000                               $11.25
------------------------- --------------------------------------- -------------------------------
        2/7/2006                          13,900                              $11.29
------------------------- --------------------------------------- -------------------------------
        2/8/2006                          13,900                              $11.43
------------------------- --------------------------------------- -------------------------------
        2/9/2006                          30,000                              $11.36
------------------------- --------------------------------------- -------------------------------
       2/10/2006                          56,900                              $11.12
------------------------- --------------------------------------- -------------------------------
       2/13/2006                          52,200                              $10.99
------------------------- --------------------------------------- -------------------------------
       2/14/2006                          18,205                              $10.95
------------------------- --------------------------------------- -------------------------------
       2/15/2006                          1,329                               $11.03
------------------------- --------------------------------------- -------------------------------
       2/22/2006                          40,866                              $11.22
------------------------- --------------------------------------- -------------------------------
       2/23/2006                          60,900                              $10.83
------------------------- --------------------------------------- -------------------------------
       2/24/2006                         111,500                              $10.62
------------------------- --------------------------------------- -------------------------------
        3/2/2006                          38,300                              $10.05
------------------------- --------------------------------------- -------------------------------
        3/3/2006                          50,700                              $10.86
------------------------- --------------------------------------- -------------------------------
        3/3/2006                         211,100                              $10.84
------------------------- --------------------------------------- -------------------------------
        3/6/2006                          82,586                              $10.74
------------------------- --------------------------------------- -------------------------------
        3/7/2006                          27,114                              $10.50
------------------------- --------------------------------------- -------------------------------
